# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001620179
Persons authorized to receive notices and communications: Par Chadha, c/o Exela Technologies, Inc., 1237 7th St., Santa Monica, California (CA), 90401, (310) 496-3248

## Reporting persons
- Exela Technologies, Inc. (CIK 0001620179): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 33,669,980; sole dispositive power 0; shared dispositive power 33,669,980; aggregate amount beneficially owned 33,669,980 (27.08% of the class)
  Comment: Consists of 27,037,562 shares of common stock, $0.0001 par value (the "XBP Common Stock") and warrants in respect of 6,632,418 shares of XBP Common Stock (the "XBP Warrant Shares") of XBP Europe Holdings, Inc., a Delaware corporation ("XBP" or the "Issuer"), acquired in the Restructuring Transactions (as defined below) by Exela Technologies, Inc. ("Exela") through its indirect, wholly owned subsidiaries, XCV-STS, LLC ("XCV-STS") and GP 3XCV LLC ("GP 3XCV" and, collectively with Exela and XCV-STS, the "Consenting ETI Parties").
  
  Upon the completion of the Restructuring Transactions, Exela beneficially owns 27.08% of XBP Common Stock, based on 117,715,369 shares of XBP Common Stock outstanding as of July 29, 2025 and giving effect to 6,632,418 XBP Warrant Shares beneficially owned by Exela through XCV-STS and GP 3XCV.
- Par Chadha (CIK 0000938202): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,357,260; shared voting power 33,669,980; sole dispositive power 2,357,260; shared dispositive power 33,669,980; aggregate amount beneficially owned 36,027,240 (28.97% of the class)
  Comment: Consists of 2,357,260 shares of XBP Common Stock held directly or indirectly by Par Chadha ("Mr. Chadha"), the Executive Chairman, a director and the controlling shareholder of Exela, and 33,669,980 total shares of XBP Common Stock and XBP Warrant Shares beneficially owned by Exela.
  
  Upon the completion of the Restructuring Transactions, Mr. Chadha beneficially owns, primarily through Exela, 28.97% of XBP Common Stock, based on 117,715,369 shares of XBP Common Stock outstanding as of July 29, 2025 and giving effect to 6,632,418 XBP Warrant Shares beneficially owned by Exela.
- XCV-STS, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,215,105; sole dispositive power 0; shared dispositive power 6,215,105; aggregate amount beneficially owned 6,215,105 (5.22% of the class)
  Comment: Consists of 4,926,528 shares of XBP Common Stock and 1,288,577 XBP Warrant Shares acquired in the Restructuring Transactions and held directly by XCV-STS.
  
  Upon the completion of the Restructuring Transactions, XCV-STS beneficially owns 5.22% of XBP Common Stock, based on 117,715,369 shares of XBP Common Stock outstanding as of July 29, 2025 and giving effect to 1,288,577 XBP Warrant Shares held directly by XCV-STS.
- GP 3XCV LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,454,875; sole dispositive power 0; shared dispositive power 27,454,875; aggregate amount beneficially owned 27,454,875 (22.31% of the class)
  Comment: Consists of 20,430,831 shares of XBP Common Stock and 5,343,841 XBP Warrant Shares acquired in the Restructuring Transactions and held directly by GP 3XCV, and 1,680,193 shares of XBP Common Stock obtained pursuant to the MIPA (as defined below).
  
  Upon the completion of the Restructuring Transactions, GP 3XCV beneficially owns 22.31% of XBP Common Stock, based on 117,715,369 shares of XBP Common Stock outstanding as of July 29, 2025 and giving effect to 5,343,841 XBP Warrant Shares held directly by GP 3XCV.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Exela, Mr. Chadha, XCV-STS and GP 3XCV (collectively, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, Nevada 89117.
Present principal occupation or employment:
The principal business of Exela is to provide business process management for healthcare and financial industries. The directors of Exela are Par S. Chadha and Ronald Cogburn. The executive officer of Exela is Par Chadha (Executive Chairman).

XCV-STS and GP 3XCV are holding company subsidiaries of Exela.

Mr. Chadha is the Executive Chairman, a director and the controlling shareholder of Exela.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Exela, XCV-STS and GP 3XCV are organized under the laws of Delaware. Mr. Par is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 23, 2025, certain entities that were direct or indirect subsidiaries of Exela and affiliates of the Issuer (the "Debtors") filed voluntary cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, ss.ss. 101-1532, as amended, in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"), under Case No 25-90023.

The Consenting ETI Parties are party to the Amended and Restated Plan Support Agreement, dated as of April 24, 2025, as amended (the "PSA"). The PSA incorporates the terms of a global and comprehensive settlement reached in the Issuer's Chapter 11 Cases among the Debtors, an ad hoc group of holders of the Debtors' 11.5% secured notes due April and July 2026 (the "2026 Notes"), the Consenting ETI Parties and the official committee of unsecured creditors appointed in the Chapter 11 Cases, and outlines the commitments of the Debtors and the Consenting ETI Parties to support certain restructuring transactions with respect to the Debtors (the "Restructuring Transactions").

Pursuant to the PSA, the Issuer filed a plan of reorganization with the Bankruptcy Court on May 7, 2025 (the "Plan"), which was confirmed by the Bankruptcy Court on June 23, 2025. The Plan provided for the equitization or exchange of all allowed claims with respect to the 2026 Notes (collectively, "Allowed Notes Claims") through a series of steps resulting in the holders of Allowed Notes Claims receiving their pro rata shares of a portion of the equity of the Issuer.

In accordance with the Plan, on July 29, 2025, XCV-STS and GP 3XCV received 4,926,528 and 20,430,841 shares of XBP Common Stock and warrants in respect of 1,288,577 and 5,343,841 XBP Warrant Shares, respectively, in satisfaction of their Allowed Notes Claims. Additionally, GP 3XCV holds 1,680,193 shares of XBP Common Stock that were issued by XBP pursuant to the Membership Interest Purchase Agreement, dated as of March 21, 2025 (the "MIPA"), in exchange for 100% of the membership interests in GP 2XCV Holdings LLC, a Delaware limited liability company. Exela beneficially owns 27,037,562 shares of XBP Common Stock and 6,632,418 shares of XBP Warrant Shares through XCV-STS and GP 3XCV, its indirect, wholly owned subsidiaries.

The consummation of the Restructuring Transactions may give rise to the recognition of income or gain by the affiliated group of corporations that files a consolidated U.S. federal income tax return with Exela (the "Transaction Tax Liability"). Pursuant to the Plan and the Tax Funding Agreement entered into on July 29, 2025 among the Consenting ETI Parties and the Debtors (the "Tax Funding Agreement"), the Consenting ETI Parties are obligated to pay (a) the first $15 million of Transaction Tax Liability, if any, and (b) any Transaction Tax Liability in excess of $25 million, if any, with any amounts of the Transaction Tax Liability between $15 million and $25 million, if any, being the obligation of the reorganized Debtors. The Consenting ETI Parties may satisfy the Transaction Tax Liability through the purchase of rollover exit notes issued in connection with the Plan or in exchange for newly issued XBP Common Stock at the equity value set forth in the Plan. The shares of XBP Common Stock received on the effective date of the Plan by the Consenting ETI Parties on account of their Allowed Notes Claims are pledged for the benefit of the Debtors to secure the obligations of Consenting ETI Parties under the Tax Funding Agreement.

In accordance with the Plan, on July 29, 2025, XCV-STS and GP 3XCV entered into a Registration Rights Agreement (the "Registration Rights Agreement") with XBP and certain other holders of XBP Common Stock issued and distributed in the Restructuring, granting XCV-STS, GP 3XCV and such other holders shelf, demand, and piggyback registration rights for the resale of such shares, subject to certain conditions and thresholds

In accordance with the Plan, on July 29, 2025, Mr. Chadha received 1,228,288 shares of XBP Common Stock in satisfaction of his Allowed Notes Claims through an entity he controls separate from Exela. Mr. Chadha previously received 1,128,972 shares of XBP Common Stock in compensation for his service as a director of XBP. Mr. Chadha, is the Executive Chairman, a director and the controlling shareholder of Exela, and accordingly beneficially owns an additional 27,037,562 shares of XBP Common Stock and 6,632,418 shares of XBP Warrant Shares indirectly through Exela in addition to the shares beneficially owned solely by Mr. Chadha. Mr. Chadha's equity interests in Exela are held by certain entities controlled by Mr. Chadha.

The foregoing descriptions of the Registration Rights Agreement, the warrants in respect of the XBP Warrant Shares and Tax Funding Agreement, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or forms thereof, copies of which are filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 5 by reference.

The Reporting Persons beneficially own an aggregate of 36,027,240 shares of XBP Common Stock and XBP Warrant Shares, which represent 28.97% of the outstanding shares of XBP Common Stock, as determined and described in the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole or shared power to vote and sole or shared power to dispose of an aggregate of 36,027,241 shares of XBP Common Stock and XBP Warrant Shares, as determined and described in the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: As described in Item 3 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 of this Schedule 13D is hereby incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Joint Filing Agreement dated August 5, 2025 by and among the Reporting Persons.

Exhibit 99.2 Registration Rights Agreement, dated July 29, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by XBP on August 4, 2025, File No. 001-40206).

Exhibit 99.3 Form of Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by XBP on August 4, 2025, File No. 001-40206).

Exhibit 99.4 Tax Funding Agreement, dated July 29, 2025 ((incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by XBP on August 4, 2025, File No. 001-40206).

* Filed herewith

## Signatures
- Exela Technologies, Inc.: /s/ Par Chadha, Par Chadha/Executive Chairman (08/05/2025)
- Par Chadha: /s/ Par Chadha, Par Chadha (08/05/2025)
- XCV-STS, LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (08/05/2025)
- GP 3XCV LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (08/05/2025)